895027

Follow-Up Materials



03029348

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-6 FISCAL YEAR: ______

(03/94)

EBRD

83-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
US$55,000,000 Turkish Lira Linked Notes due August 15, 2011
by the Bank
pursuant to its
EUR 20,000,000,000 Euro Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated August 14, 2003

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the United States Dollar ("US$") US$55,000,000 Turkish Lira Linked Notes due August 15, 2011 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Euro Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Prospectus dated August 30, 2002, as supplemented by a Pricing Supplement dated August 14, 2003 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank. Citibank, N.A. will act as Agent of the Bank with respect to the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Purchaser's Confirmation dated August 12, 2003 pursuant to a Programme Agreement dated August 30, 2002 with Deutsche Bank AG London ("DB"). Under the terms of the Purchaser's Confirmation and Programme Agreement (together, the "Agreements"), DB has agreed to purchase the Notes. The obligations of DB are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	—	100.00%
Total	US$55,000,000	—	US$55,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Bank has agreed to pay the fees and expenses of its legal and other professional advisers.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes offered hereby will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) Copy of an opinion of counsel as to the legality of the Notes.*

(b) (i) The Programme Agreement dated August 30, 2002.*
(ii) The Purchaser's Confirmation dated August 12, 2003.
(iii) The Agency Agreement dated August 30, 2002.*

(c) (i) The Prospectus dated August 30, 2002.*
(ii) The Pricing Supplement dated August 14, 2003.

---

* Previously filed with the Securities and Exchange Commission on December 20, 2002.

Exhibit (b)(ii)



Deutsche Bank

Deutsche Bank AG London
Global Markets
Winchester House
1 Great Winchester Street
London EC2N 2DB

Direct Line: 020 7545 1412
Direct Fax: 011 3336 1743
Email: ian.wheeler@db.com

To: European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN

(the "Issuer")

12 August 2003

Dear Sirs,

European Bank for Reconstruction and Development
USD55,000,000 TRL Linked Notes due August 2011
issued pursuant to a Euro Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that the provisions of clause 3.2.6 of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are USD 55,000,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on 15 August 2003 specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 91255.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the following Pricing Supplement.

For and on behalf of
Deutsche Bank AG London

By:  By: 
Authorised Signatory Authorised Signatory

Exhibit (c)(ii)

PRICING SUPPLEMENT

14th August, 2003

European Bank for Reconstruction and Development
USD55,000,000 TRL Linked Notes due August 2011
issued pursuant to a Euro Medium Term Note Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions. A further explanation of such terms is set out in the Prospectus in the section headed "Issue Procedures".

SUMMARY OF THE NOTES

1.	Specified Currency:	United States dollars (**USD**)
2.	Nominal Amount:	USD55,000,000
3.	Type of Note:	Fixed Rate TRL Linked Note (see the Schedule hereto)
4.	Issue Date:	15th August, 2003
5.	Issue Price:	100 per cent.
6.	Maturity Date:	15th August, 2011 (the **Scheduled Maturity Date**) subject as provided in paragraphs 1 and 2 of the Schedule hereto
7.	Fungible with existing Notes:	No
8.	Pricing Supplement to be read in conjunction with Prospectus dated:	30th August, 2002

FORM OF THE NOTES

9.	Form of Notes:	Registered
10.	Specified Denomination(s):	USD10,000
11.	Exchange of Bearer Notes:	Not applicable
12.	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not applicable
	(b) Date(s) on which the Talons mature:	Not applicable
13.	(a) Registered holder of Registered Global Notes:	Interests in Notes held through the Depositary Trust Company, New York (**DTC**) will be represented initially by a Registered Global Note registered in the name of Cede and Co. as nominee for DTC. Interests in Notes held through Euroclear and Clearstream, Luxembourg will be represented initially by a Registered Global Note registered in the name of Citivic Nominees Limited as nominee of Citibank, N.A. as common depositary for Euroclear and Clearstream, Luxembourg.

(b)	Exchange of Registered Global Note:	The Registered Global Notes will only be exchangeable for definitive Registered Notes in the limited circumstances described in page 29 of the Prospectus.

Each Registered Global Note shall be amended by the deletion of the first sentence of the fifth paragraph and the substitution of the following therefor:

"This Global Note may be exchanged, in whole or in part, for definitive Registered Notes only in the following circumstances:

(a) upon the occurrence of an Event of Default;

(b) if DTC, Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative depositary is available; or

(c) if DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to this Global Note or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended from time to time, or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC and the Registrar has received a notice from Cede & Co. requesting an exchange of a specified amount of this Global Note for definitive Registered Notes."

PROVISIONS RELATING TO INITIAL PAYMENT

14. Partly Paid Notes: No

PROVISIONS RELATING TO INTEREST

15. Interest Commencement Date: The Issue Date

Fixed Rate Notes:

16. (a) Fixed Rate(s) of Interest: As provided in paragraph 3(b) of the Schedule hereto

(b) Fixed Interest Date(s): 15th February and 15th August in each year from and including 15th February, 2004 to and

			including the Scheduled Maturity Date (each such date a **Scheduled Fixed Interest Payment Date**), subject as provided in the Schedule hereto
	(c)	Initial Broken Amount per denomination:	Not applicable
	(d)	Final Broken Amount per denomination:	Not applicable
	(e)	Fixed Day Count Fraction:	Not applicable
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	For the purposes of Condition 4(a)(iii), **Business Day** means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, Istanbul and New York City
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No

Zero Coupon Notes:

17.	(a)	Accrual Yield:	Not applicable
	(b)	Reference Price:	Not applicable
	(c)	Other formula or basis for determining Amortised Face Amount:	Not applicable
	(d)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	Not applicable

Floating Rate Notes and Indexed Notes

18.	(a)	Manner in which Rate of Interest is to be determined:	Not applicable
	(b)	Margin(s):	Not applicable
	(c)	Minimum Rate of Interest (if any):	Not applicable
	(d)	Maximum Rate of Interest (if any):	Not applicable
	(e)	Floating Day Count Fraction:	Not applicable
19.	If ISDA Determination:		
	(a)	Floating Rate Option:	Not applicable
	(b)	Designated Maturity:	Not applicable
	(c)	Reset Date:	Not applicable

20.	If Screen Rate Determination:	
	(a) Reference Rate:	Not applicable
	(b) Relevant Screen Page:	Not applicable
	(c) Interest Determination Date:	Not applicable
21.	If Indexed:	Not applicable
22.	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not applicable
23.	General Provisions for Floating Rate Notes and Indexed Notes:	
	(a) Specified Period (and, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	Not applicable
	(b) Business Day Convention:	Not applicable
	(c) Business Day definition if different from that in Condition 4(b)(i):	Not applicable
	(d) Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Not applicable
	(e) Terms relating to calculation of Interest Amount:	Not applicable
	(f) Party responsible for calculation of the Interest Amount:	Not applicable
	(g) Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Not applicable
	(h) Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24.	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	For the purposes of Condition 6(e), **Payment Day** means any day on which commercial banks and foreign exchange markets settle payments and are open for business in London, Istanbul, New York City and in the relevant place of presentation of such Note for payment
25.	Dual Currency Notes:	Not applicable
26.	Physically Settled Notes:	Not applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27.	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
28.	(a)	Final Redemption Amount for each Note (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	The Redemption Amount - See the Schedule hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not applicable
29.		Instalment Note:	Not applicable
30.		Early Redemption Amount for each Note payable on an event of default:	The Redemption Amount - See the Schedule hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31.	Method of distribution:	Non-syndicated
32.	If syndicated, names of Managers or, if non-syndicated names of Purchasers:	Deutsche Bank AG London
33.	Stabilising Agent	Not applicable
34.	Additional sales restrictions:	Republic of Turkey The Purchaser has represented and agreed that the Notes have not been and will not be offered or sold directly or indirectly in the Republic of Turkey or to any person or corporate or other entity resident in the Republic of Turkey except in accordance with the applicable laws and regulations of the Republic of Turkey in force from time to time.
35.	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not applicable
36.	Common Code:	017355759
	ISIN Code:	US29874QBL77
	CUSIP Number:	29874QBL7
37.	Listing:	Official List of the UK Listing Authority and trading on the London Stock Exchange
38.	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the	Not applicable

Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a **Redenomination Clause**), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro:

39. Additional Information: See the Schedule hereto

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 

Authorised signatory

Application is hereby made to list this issue of Notes pursuant to the listing of the Euro 20,000,000,000 Euro Medium Term Note Programme of European Bank for Reconstruction and Development (as from 15th August, 2003).

....

CITIBANK, N.A.
(as Agent)

SCHEDULE

Risk Warning

There are significant risks associated with the Notes including, but not limited to exchange rate risk including inconvertibility risk, price risk, liquidity risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes.

1. **Inconvertibility Event**

(a) In the event that an Inconvertibility Event exists or is subsisting on a FX Coupon Valuation Date, then (i) the Fixed Interest Date immediately succeeding the relevant Scheduled FX Coupon Valuation Date shall be postponed to the Postponed Fixed Interest Date and (ii) such applicable FX Coupon Valuation Date shall be postponed to day that is three Business Days prior to the Postponed Fixed Interest Date

(b) In the event that an Inconvertibility Event exists or is subsisting on the FX Maturity Valuation Date then (i) the Redemption Date shall be postponed to the Postponed Redemption Date and (ii) the FX Maturity Valuation Date shall be postponed to day that is three Business Days prior to the Postponed Redemption Date.

(c) The occurrence of an Inconvertibility Event shall be determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner. The Calculation Agent shall give notice (an **Inconvertibility Notice**) to the Noteholders in accordance with Condition 13 and to the Agent, Euroclear, Clearstream, Luxembourg, DTC and the Issuer of the occurrence of an Inconvertibility Event as soon as reasonably practicable thereafter.

(d) For the avoidance of doubt, no additional interest or other additional amounts shall be payable by the Issuer in the event that a Fixed Interest Date or the Redemption Date is postponed in accordance with this paragraph 1.

(e) The Calculation Agent shall notify the Issuer, the Agent, DTC, Euroclear, Clearstream, Luxembourg and the Noteholders in accordance with Condition 13 if it determines in its sole discretion acting in good faith and in a commercially reasonable manner that, on any day during the period from (and including) the day falling 30 calendar days prior to a FX Coupon Valuation Date to (and including) such FX Coupon Valuation Date or from (and including) the day falling 30 calendar days prior to the FX Maturity Valuation Date to (and including) the FX Maturity Valuation Date an Inconvertibility Event has occurred or is subsisting.

2. **Market Disruption Event**

(a) Subject as provided in paragraph (d) below, in the event that a Market Disruption Event occurs or is subsisting on (i) a FX Coupon Valuation Date or (ii) the FX Maturity Valuation Date then (x) in the case of (i), the Fixed Interest Date immediately succeeding the relevant Scheduled FX Coupon Valuation Date or (y) in the case of (ii), the Redemption Date, shall be postponed (such period of postponement a **Disrupted Period**) to the day that is three Business Days immediately following the relevant Market Disruption Valuation Date.

(b) The occurrence of a Market Disruption Event shall be determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner. The Calculation Agent shall give notice to the Noteholders in accordance with Condition 13 and to the Agent, DTC, Euroclear, Clearstream, Luxembourg and the Issuer of (i) a Market Disruption Event occurring or subsisting on a FX Coupon Valuation Date or the FX Maturity Valuation Date and (ii) when such Market Disruption Event is no longer subsisting, in each case, as soon as reasonably practicable thereafter.

(c) For the avoidance of doubt, no additional interest or other additional amounts shall be payable by the Issuer in the event that a Fixed Interest Date or the Redemption Date is postponed in accordance with this paragraph 2.

(d) If during a Disrupted Period an Inconvertibility Event occurs or is subsisting, then the provisions of paragraph 1 above shall apply in relation to the relevant Fixed Interest Date or the Redemption Date, as applicable, and no further action shall be taken by the Issuer, the Calculation Agent or the Exchange Agent pursuant to this paragraph 2.

3. **Interest Amount**

(a) Conditions 4(a)(i) and 4(a)(ii) shall be deleted and the following substituted therefor:

"Each Note accrues interest in respect of each Interest Period. The amount of interest payable in respect of each USD10,000 in nominal amount of Notes in relation to each Interest Period shall be the Interest Amount, such amount to be payable on one of (i) the Fixed Interest Date, or (ii) the Postponed Fixed Interest Date, or (iii) the third Business Day after the Market Disruption Valuation Date, as the case may be."

(b) The Interest Amount in respect of the relevant Interest Period will be an amount in USD (rounded down to the nearest two decimal places) calculated by the Calculation Agent equal to:

$$(A \times B \times C)/D$$

Where:

"A" is the TRL Denomination Amount ;

"B" is 26.00 per cent. per annum (the **Fixed Rate of Interest**);

"C" is the Number of Accrual Days/365 in the relevant Interest Period; and

"D" is $FX_{INTERIM}$ on the relevant FX Coupon Valuation Date.

(c) In the case where an Inconvertibility Event is existing on the relevant FX Coupon Valuation Date, and the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner is unable to obtain the $FX_{INTERIM}$ the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner shall determine the $FX_{INTERIM}$ which may be such a value that the resulting Interest Amount may be zero.

4. **Redemption Amount**

(a) The Redemption Amount (the **Redemption Amount**) in respect of each USD 10,000 in nominal amount of Notes will be an amount in USD calculated by the Calculation Agent equal to:

TRL Denomination Amount /FX_{FINAL}

(b) In the case where an Inconvertibility Event is existing on the FX Maturity Valuation Date, and the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner is unable to obtain the FX_{FINAL}, the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner shall determine the FX_{FINAL} which may be such a value that the resulting Redemption Amount may be zero.

(c) Upon receipt of an Inconvertibility Notice from the Calculation Agent in accordance with paragraph 1(a) above, each Noteholder shall have the right (but not the obligation) to elect to receive in lieu of the Redemption Amount in United States Dollars the TRL Denomination Amount on the relevant TRL Settlement Date by:

(i) giving irrevocable notice in writing (the **TRL Payment Option Exercise Notice)** to the Issuer and the Exchange Agent (with a copy to the Calculation Agent) after receipt of the Inconvertibility Notice but no later than the day (the **TRL Payment Option Expiry Date)** falling ten Business Days immediately preceding the Postponed Redemption Date; and

(ii) on any Clearing System Business Day up to and including the tenth Clearing System Business Day immediately preceding the Postponed Redemption Date, delivering the nominal amount of Notes free of payment (the **Relevant Notes**) which are the subject of the TRL Payment Option Exercise Notice to the Exchange Account.

The TRL Payment Option Exercise Notice must:

(i) specify the name and address of the relevant Noteholder;

(ii) specify the nominal amount of Notes which are the subject of such notice; and

(iii) specify the account details (the **TRL Account**) to which the Exchange Agent will pay the TRL Denomination Amount.

(d) In the event that the provisions of paragraph 4(c) above are satisfied, the Exchange Agent will pay the TRL Denomination Amount to the relevant Noteholder's TRL Account on the day (the **TRL Option Payment Date**) falling four Business Days immediately succeeding the TRL Payment Option Expiry Date. A TRL Payment Option Exercise Notice may not be withdrawn after receipt thereof by the Issuer, the Exchange Agent and the Calculation Agent and after delivery of the TRL Payment Option Exercise Notice the relevant Noteholder may not transfer the Notes which are the subject of such TRL Payment Option Exercise Notice. The Issuer will be discharged from its obligation to pay the relevant TRL Denomination Amount by payment of the same to or to the order of the Exchange Agent.

If no TRL Payment Option Exercise Notice is duly given on or prior to the TRL Payment Option Expiry Date, the Noteholder shall have no claim in respect of the TRL Denomination Amount and the Issuer's obligation in respect of the Postponed Redemption Date will be to pay the Redemption Amount in United States Dollars.

5. **Definitions**

Calculation Agent means Deutsche Bank AG London appointed pursuant to a Calculation Agency Agreement dated 13th August 2003, as amended or supplemented from time to time, (the **Calculation Agency Agreement**) and all references to the Calculation Agent shall include any successor as Calculation Agent in respect of the Notes.

Clearing System Business Day means a day on which each of DTC, Euroclear and Clearstream, Luxembourg are open for business.

Domestic Currency means Turkish Lira (**TRL**) or if TRL ceases to exist, any other legal tender in effect in the jurisdiction of the Republic of Turkey.

Exchange Account means Euroclear Account 91255 in the name of the Exchange Agent or such other account as may be notified to the Noteholders in accordance with Condition 13 from time to time.

Exchange Agent means Deutsche Bank AG London appointed pursuant to the Calculation Agency Agreement and all references to the Exchange Agent shall include any successor as Exchange Agent in respect of the Notes.

FX Coupon Valuation Date means the date on which the Calculation Agent determines the $FX_{INTERIM}$ in respect of an Interest Period being (i) the day falling three Business Days immediately preceding the Scheduled Fixed Interest Payment Date for such Interest Period (the **Scheduled FX Coupon Valuation Date**) or (ii) if an Inconvertibility Event exists on such date, the FX Coupon Valuation Date shall be four Business Days prior to the Postponed Fixed Interest Date, provided that if the $FX_{INTERIM}$ is unable to be obtained by the Calculation Agent on such date then such FX Coupon Valuation Date shall be postponed to the first succeeding Business Day on which the $FX_{INTERIM}$ can be obtained by the Calculation Agent, such date to be no later than two Business Days prior to such Postponed Fixed Interest Date, or (iii) if a Market Disruption Event exists on such date, such FX Coupon Valuation Date shall be the Market Disruption Valuation Date.

FX Maturity Valuation Date means the date on which the Calculation Agent determines the FX_{FINAL} being (i) the day falling three Business Days immediately preceding the Scheduled Maturity Date or (ii) if an Inconvertibility Event exists on such date, the FX Maturity Valuation Date shall be four Business Days prior to the Postponed Redemption Date provided that if the FX_{FINAL} is unable to be obtained by the Calculation Agent on such date then the FX Maturity Valuation Date shall be postponed to the first succeeding Business Day on which the FX_{FINAL} can be obtained by the Calculation Agent, such date to be no later than two Business Days prior to the Postponed Redemption Date or (iii) if a Market Disruption Event exists on such date, the FX Maturity Valuation Date shall be the Market Disruption Valuation Date or (iv) in the case of a redemption pursuant to Condition 9, the day that is three Business Days immediately preceding the date fixed for such early redemption.

FX_{FINAL} means the lowest of the Quotations obtained by the Calculation Agent from the Reference Dealers at or about, 11:00 a.m. London time on such FX Maturity Valuation Date for delivery on the Scheduled Redemption Date or the Postponed Redemption Date, as the case may be, provided that if a Market Disruption Event occurs or is subsisting on the FX Maturity Valuation Date and no Inconvertibility Event has been determined by the Calculation Agent then the **FX_{FINAL}** shall be the lowest of the Quotations obtained by the Calculation Agent from the Reference Dealers at or about 11.00 am London time on the Market Disruption Valuation Date for delivery on the third Business Day thereafter ;

If none of the Reference Dealers provides a relevant Quotation, FX_{FINAL} will be determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner.

$FX_{INTERIM}$ means, in respect of a FX Coupon Valuation Date, the lowest of the Quotations obtained by the Calculation Agent from the Reference Dealers at or about, 11:00 a.m. London time on such FX Coupon Valuation Date for delivery on the next occurring Scheduled Fixed Interest Payment Date or Postponed Fixed Interest Date, as the case may be provided that if a Market Disruption Event occurs or is subsisting on the FX Coupon Valuation Date and no Inconvertibility Event has been determined by the Calculation Agent then the $FX_{INTERIM}$ shall be the lowest of the Quotations obtained by the Calculation Agent from the Reference Dealers at or about 11.00 am London time on the relevant Market Disruption Valuation Date for delivery on the third Business Day thereafter ;

If none of the Reference Dealers provides a relevant Quotation, $FX_{INTERIM}$ for such FX Coupon Valuation Date will be determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner.

Hard Currency means any of the lawful currencies of Canada, Japan, the United Kingdom and the United States of America and the euro (and any successor currency to any such currency).

Inconvertibility Event means in the determination of the Calculation Agent any action, event or circumstance whatsoever which from a legal or practical perspective:

(a) has the direct or indirect effect of hindering, limiting or restricting the convertibility of Domestic Currency into Hard Currency, or the transfer of Hard Currency from the Republic of Turkey to any other country (including, without limitation, any delay, increased costs, discriminatory rates of exchange or current or future restrictions on repatriation of Domestic Currency into Hard Currency); and/or

(b) results in the unavailability of Hard Currency in the interbank foreign exchange market located in the Republic of Turkey in accordance with normal commercial practice.

Interest Period means the period from (and including) the Interest Commencement Date to (but excluding) the first Scheduled Fixed Interest Payment Date and each period from (and including) a Scheduled Fixed Interest Payment Date to (but excluding) the next occurring Scheduled Fixed Interest Payment Date.

Market Disruption Event means any event, other than an Inconvertibility Event, as a result of which the Calculation Agent is unable to determine any amount falling to be determined by it in respect of the Notes, which event shall include, without limitation:

(a) a natural or man-made disaster, armed conflict, act of terrorism, riot, labour disruption or any other circumstance beyond its control; or

(b) the enactment, promulgation, execution, ratification or adoption of, or any change in or amendment to, any rule, law, regulation or statute (or in the applicability or official interpretation of any rule, law, regulation or statute) or the issuance of any order or decree.

Market Disruption Valuation Date means in the event that a FX Coupon Valuation Date or the FX Maturity Valuation Date is postponed pursuant to paragraph 2 above, the first

Business Day after the day on which the relevant Market Disruption Event is no longer subsisting.

Number of Accrual Days/365 means, in respect of a Interest Period, a number calculated by the Calculation Agent equal to the number of calendar days in such Interest Period divided by 365.

Postponed Fixed Interest Date means, in respect of a Scheduled Fixed Interest Payment Date, the day that is 32 calendar days immediately succeeding such Scheduled Fixed Interest Payment Date or, in the event that the relevant Inconvertibility Event occurs during a Disrupted Period and if later the third Business Day immediately succeeding the Market Disruption Valuation Date.

Postponed Redemption Date means the day that is 32 calendar days following the Scheduled Redemption Date or, in the event that the relevant Inconvertibility Event occurs during a Disrupted Period and if later the third Business Day immediately succeeding the Market Disruption Valuation Date.

Quotation means, in respect of a relevant date, each of the firm offers (expressed as the number of TRL per USD1) obtained by the Calculation Agent from the Reference Dealers for the actual sale of TRL and the purchase of USD in the amount required to fulfil the obligations of the Issuer to all Noteholders at the relevant time for delivery on the relevant delivery date. The Calculation Agent shall attempt to obtain four such Quotations on a relevant date.

Redemption Date means (i) in the case of a redemption pursuant to Condition 5(a); the Maturity Date and (ii) in the case of a redemption pursuant to Condition 9, the date fixed for such early redemption.

Reference Dealers means four leading dealers, banks or banking corporations, which deal in the Domestic Currency, selected by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner.

Scheduled Redemption Date means (a) the Scheduled Maturity Date or (b) in the case of a redemption pursuant to Condition 9, the date fixed for such early redemption.

TRL Denomination Amount means, in respect of each USD10,000 in nominal amount of Notes, TRL 14,140,000,000.

TRL Settlement Date means the day that is four Business Days immediately succeeding the TRL Payment Option Expiry Date.

6. Calculation Agent

The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on the Issuer, the Exchange Agent and the Noteholders and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement. Any delay, deferral or forbearance by the Calculation Agent in the performance or exercise of any of its obligations or its discretion under the Notes or the

Calculation Agency Agreement including, without limitation, the giving of any notice by it to any person, shall not affect the validity or binding nature of any later performance or exercise of such obligation or discretion, and neither the Calculation Agent nor the Issuer nor the Exchange Agent shall bear any liability in respect of, or consequent upon, any such delay, deferral or forbearance.

7. **Notices to the Issuer, Exchange Agent and Calculation Agent**

Any notice from a Noteholder to the Issuer, Exchange Agent or Calculation Agent regarding the Notes will be validly given if delivered in writing to:

(a) the Issuer at:

European Bank for Reconstruction and Development
One Exchange Square
London EC2A 2JN

Fax: +44 20 738 6100
Attention the Treasurer;

(b) the Exchange Agent at:

Deutsche Bank AG London
Global Markets
Winchester House
1 Great Winchester Street
London EC2N 2DB

Telephone: +44 20 7545 2761
Fax: +44 20 7541 2761
Telex: 94015555 DBLN G
Attention: MTN Desk; and

(c) the Calculation Agent at:

Deutsche Bank AG London
Global Markets
Winchester House
1 Great Winchester Street
London EC2N 2DB

Telephone: +44 20 7545 2761
Fax: +44 20 7541 2761
Telex: 94015555 DBLN G
Attention: MTN Desk

Any such notice shall be deemed to have been given on the day when delivered or if delivered after 5.00 p.m. (London time) on any day or on any day on which commercial banks were not open' for business in London, the first day thereafter on which commercial banks are open for business in London.